FORM 6-K
                                    --------


                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                OCTOBER                              2003
                                -----------------------------       -----------
Commission File Number          000-23464
                                -----------------------------       -----------

                                HUMMINGBIRD LTD.
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                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                         Form 20-F                  Form 40-F     X
                                   ----------------          ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                        No       X
                              ------------------        ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                 DOCUMENT INDEX



     Document                                                    Page No.

        1.           Press Release dated October 23, 2003            4

                     (HUMMINGBIRD REPORTS 16% YEAR-OVER-YEAR
                     INCREASE IN FOURTH QUARTER REVENUE,
                     HUMMINGBIRD ENTERPRISE SALES UP 29%;
                     ADJUSTED EPS $0.35)


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                                                                  DOCUMENT 1
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[graphic omitted]

                             FOR IMMEDIATE RELEASE
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   Hummingbird Reports 16% Year-Over-Year Increase in Fourth Quarter Revenue
            Hummingbird Enterprise Sales up 29%; Adjusted EPS $0.35

TORONTO - OCTOBER 23, 2003 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its consolidated results for the fourth quarter ended September 30, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

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SUMMARY OF FINANCIAL RESULTS                                                                   U.S. GAAP
(millions of U.S dollars except share data)

                                                           THREE MONTHS ENDED                  YEAR ENDED
                                                               SEPTEMBER 30                   SEPTEMBER 30
                                                       --------------------------       -------------------------
                                                          2003             2002            2003           2002
                                                          ----             ----            ----           ----
SALES                                                     53.4             46.2           192.6           180.4

NET INCOME (LOSS)                                        (1.4)            (0.0)             3.7           (2.9)

DILUTED EARNINGS (LOSS) PER SHARE                       (0.08)           (0.00)            0.21          (0.16)

DILUTED NUMBER OF SHARES (MILLIONS)                       17.6             18.3            17.9            18.3

ADJUSTED NET INCOME (NOTE)                                 6.2              5.6            21.8            21.1

ADJUSTED DILUTED EARNINGS PER SHARE                       0.35             0.31            1.22            1.14

ADJUSTED DILUTED NUMBER OF SHARES (MILLIONS)              17.6             18.3            17.9            18.4

NOTE:    ADJUSTED NET INCOME COMPRISES NET INCOME (LOSS) EXCLUDING AMORTIZATION OF INTANGIBLES, IN-PROCESS RESEARCH
         AND DEVELOPMENT EXPENSE, AND FOR FISCAL 2002 RESTRUCTURING AND OTHER CHARGES, AND PREVIOUSLY UNRECOGNIZED
         INVESTMENT TAX CREDITS AND DEFERRED INCOME TAX RATE ADJUSTMENTS, ALL NET OF RELATED TAXES.

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

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"We are extremely pleased with our Q4 performance as we demonstrated robust growth in our EIMS business. Our Q4 Enterprise Information Management Systems
(EIMS) revenues represent a new high for the company since we diversified into the enterprise content management market. Our connectivity business has stabilized, while the ratio of connectivity to the EIMS business has decreased representing our increased presence in the space," said Fred Sorkin, Chairman and Chief Executive Officer. "We are poised to capitalize on the increased demand for integrated enterprise content management solutions." added Sorkin.

SUMMARY OF FY03 STRATEGIC AND OPERATIONAL ACCOMPLISHMENTS

         PRODUCT INVESTMENTS

         In FY03 we have significantly advanced our integrated enterprise content management offering, as follows:

         o Hummingbird Enterprise 5.1 further improves integration between the product components, performance and scalability.

         o Bridging unstructured and structured business content management by integrating Hummingbird BI (Business Intelligence) with Hummingbird DM (Document Management). This integration enables customers to manage both structured and unstructured business content within a single environment.

         o Secured re-certification of Hummingbird Enterprise with the Department of Defense DoD 5015.2 standard. This successful re-certification will further entrench Hummingbird as a market leader in records management solutions.

         o Announced an automated and rules-driven E-mail Management Server that will complement our already industry leading, desktop-based e-mail management capabilities.

         o Hummingbird Mobility empowers users to access and manage Hummingbird Enterprise content on any mobile device, including Palm, PocketPC, Smart phones, and Blackberry.

         o Further enhanced our web content management delivery capabilities within Hummingbird Enterprise by extending our partnership with RedDOT. This extended partnership provides for a viable solution for our customers to manage and publish content.

         ACQUISITIONS

         In FY03 we made four acquisitions designed to further strengthen and consolidate our market leadership within our core markets and to increase our deployment potential.

We correctly anticipated the consolidation of the market by continuing to emphasize the importance of delivering an integrated product offering to manage enterprise content throughout its lifecycle. Our continued investments in the integration of our products, delivery of high value line-of-business solutions and complimentary acquisitions position us well for market leadership in the Enterprise Content Management market segment in the upcoming fiscal year.

FINANCIALS

Sales for the quarter ended September 30, 2003 were $53.4 million representing a 15.5% increase from the quarter ended September 30, 2002, and an increase of 11.0% over the third quarter ended


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June 30, 2003. Hummingbird Enterprise revenues for the quarter were $35.7 million, a 28.9% increase from the same quarter last year and a 14.7% increase from the previous quarter.

Adjusted net income in the current quarter was $6.2 million, compared to $5.6 million in the fourth quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.35 compared to $0.31 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income (loss), determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expense, increased to $37.7 million compared to $33.4 million for the fourth quarter of the previous fiscal year. The increase in current quarter expenses is due to the inclusion of operating expenses of acquired companies during the current year.

The last quarter of fiscal 2003 reported a net loss of $1.4 million, compared to a nominal net loss of $49,000 for the fourth quarter of last year. This is primarily due to in-process research and development expense as a result of Valid Information Systems Limited ("Valid") on July 1, 2003, as well as higher operating expenses, offset by improved sales and lower amortization of intangibles. The diluted loss per share of $0.08 in the current quarter compares to a diluted loss per share of $0.00 for the fourth quarter of last year.

Sales for the year ended September 30, 2003 were $192.6 million, an increase of 6.8% over the previous year. Hummingbird Enterprise revenues for the year were $122.0 million, a 14.0% increase from the prior fiscal year.

Adjusted net income for the current year was $21.8 million compared to $21.1 million for the year ended September 30, 2002. Adjusted diluted earnings per share (based on adjusted net income) for the year was $1.22 compared to $1.14 last year.

Expenses, excluding amortization of intangibles, in-process research and development expense, and restructuring and other charges, increased by 6.3% to $140.4 million for fiscal year 2003 compared to the prior fiscal year. Net income for the current year was $3.7 million resulting in diluted earnings per share of $0.21, compared to a net loss of $2.9 million and a diluted loss per share of $0.16 last year.

Total assets as at September 30, 2003 were $365.8 million, compared to $356.6 million as at June 30, 2003. The Company's cash position including short-term investments, net of bank debt, was $101.8 million as at September 30, 2003 after the acquisition of Valid. Cash flow generated from operations for the current quarter was $15.7 million while cash flow generated from operations for the fiscal year was $40.0 million. Deferred revenue was higher at $54.7 million, up from $50.8 million as at June 30, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.2 million and diluted earnings per share of $0.07 for the quarter ended September 30, 2003, compared to a net loss of $0.8 million and diluted loss per share of $0.04 for the same period last year. For the current year, the Company reported net income of $5.4 million and diluted earnings per


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share of $0.30, compared to a net loss of $6.4 million and diluted loss per share of $0.35 for fiscal 2002.

ABOUT HUMMINGBIRD

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Corporate Communications Manager
Hummingbird Ltd.                           Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                          Fax:  416-496-2207
inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         HUMMINGBIRD LTD.
                                                ------------------------------
                                                          (Registrant)


Date:  November 3, 2003                         By: / s / Inder P.S. Duggal

       -------------------------                    --------------------------
                                                          (Signature)
                                                    Inder P.S. Duggal
                                                    Chief Financial Officer and
                                                    Chief Controller